SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

           Under the Securities Exchange Act of 1934 (Amendment No. 2)

                          APPLIED NEUROSOLUTIONS, INC.
                       (formerly known as Hemoxymed, Inc.)
                                (Name of Issuer)

                    COMMON STOCK, $.0025 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    423702109
                                 (CUSIP Number)

                              Adam Eilenberg, Esq.
                        Ehrenreich Eilenberg & Krause LLP
                         11 East 44th Street, 11th Floor
                               New York, NY 10017
                                 (212) 986-9700
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 6, 2004
             (Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


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

CUSIP No. 423702109

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Richard Stone
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     OO, PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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               7    SOLE VOTING POWER

                    8,023,646 Shares, including 2,026,506 shares issuable upon exercise of warrants and options
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        320,000 Shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           8,023,646 Shares, including 2,026,506 shares issuable upon
    WITH            exercise of warrants and options
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    320,000 Shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,343,646 Shares, including 2,026,506 shares issuable upon exercise of warrants and options
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

      The title of the class of equity securities to which this statement relates is the common stock, $.0025 par value per share (the "Common Stock"), of Applied NeuroSolutions, Inc., a Delaware corporation, formerly known as Hemoxymed, Inc., a Delaware corporation (the "Company"). This statement is filed pursuant to Rule 13d-2(a) with respect to securities owned by the reporting person as of May 18, 2004 and amends the Schedule 13D filed on October 22, 2002 as amended on October 14, 2003 (the "Schedule 13D"). Except as set forth herein, the Schedule 13D is hereby restated in its entirety.

Item 3. Source and Amount of Funds or Other Consideration.

      On February 6, 2004, in connection with and as condition to closing of a private placement of units consisting of shares of common stock of the Company and warrants exercisable to purchase shares of common stock of the Company, the Reporting Person agreed to convert, at a rate of $.25 per share and per 1.1 warrant, a promissory note made by the Company in favor of the Reporting Person (the "Note") in the principal amount of $100,000 (along with accrued but unpaid interest thereon) into (i) 413,819 shares of Common Stock of which 298,819 shares were issued to the Reporting Person and 115,000 shares were issued to third parties, and (ii) warrants exercisable to purchase 455,201 shares of Common Stock at an exercise price of $0.30 per share. On April 19, 2004, (i) David Stone, the brother of the Reporting Person, transferred to the Reporting Person an aggregate of 212,932 shares of common stock of the Company, and (ii) Ajax Partners, a family limited partnership of which the Reporting Person is a limited partner, transferred to the Reporting Person an aggregate of 384,517 shares of common stock of the Company and warrants exercisable to purchase 273,595 shares of Common Stock at an exercise price of $0.30 per share.

Item 4. Purpose of Transaction.

      Such acquisitions of securities were made for investment purposes.

      The Reporting Person has no plans or proposals which would relate to or would result in any of the actions set forth in the subparagraphs (a) through
(j) of Item 4.

Item 5. Interest in Securities of the Issuer.

      See Items 7 through 11 on the cover page. The Reporting Person has shared voting and dispositive power over 320,000 shares of common stock owned by the Reporting Person's children.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The Reporting Person is a director of the Company.

Item 7. Materials to be Filed as Exhibits.

None.


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

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.


Dated: May 18, 2004                         /s/ Richard Stone
                                            ----------------------------
                                            Richard Stone


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